FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November, 2005

Commission File Number 1-4620

Crystallex International Corporation (Translation of registrant's name into English)

18 King Street East, Suite 1210, Toronto, Ontario M5C 1C4 Canada (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's “home country”), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....         No .....

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

For Immediate Release	November 10, 2005
RM: 16 – 05

Crystallex Reports Third Quarter 2005 Results

TORONTO, ONTARIO, November 10, 2005 – Crystallex International Corporation (TSX: KRY) (Amex: KRY) today reported financial results of the Company for the third quarter ending September 30, 2005. All dollar figures are in US Dollars unless otherwise indicated.

Commenting on the Company’s progress, Todd Bruce, President and Chief Executive Officer of Crystallex said, “Both the company and its shareholders have been affected by the stress resulting not only from the extended permitting process for the Las Cristinas project, but also from the all too successful efforts by some sectors of the media to misrepresent the Venezuelan Government as having an agenda to drive out foreign investors, nationalise the mining industry and terminate existing valid contracts. However, our confidence in the Venezuelan Government’s commitment to honour its contractual commitments remains strong and has, in fact, been reinforced by various recent events.

We have had extensive meetings with senior government representatives and, as a result of those meetings, remain confident that the permit which will allow Crystallex to commence construction at Las Cristinas will be successfully secured. We are particularly encouraged that the Special Commission established by the Venezuelan National Assembly to investigate the situation in the Las Claritas area of Bolivar State recently concluded in its public report that the small miners and the people of Las Claritas shared the conviction that Crystallex should immediately begin the development of Las Cristinas and continue to carry out the social investment programs to which Crystallex has committed, and it was therefore urgent that the permit which allows Crystallex to commence construction at Las Cristinas be granted .”

Mr. Bruce continued, “Additionally, in direct repudiation of the recently published media reports that Venezuela intends to drive out foreign investors, cancel contracts and nationalize the resource sector, the Venezuelan Government announced during the quarter that an Australian company had committed to investing in a major new aluminium production facility in Bolivar State, that new offshore gas leases had been awarded to a number of companies including the US company, Chevron, and that Bolivar Gold would receive its outstanding Exploitation Certificate for its Choco mining operation. In addition, Chevron announced that it was proposing a new 400,000 barrel per day heavy oil operation in conjunction with Spain’s Repsol YPF and the Venezuelan national oil company, PDVSA, which would see Venezuelan total heavy oil production increase from the current 600,000 barrels per day to almost 1,000,000 barrels per day.”

The Company’s confidence in the Government of Venezuela is unchanged and we believe that the Venezuelan government recognizes and values its contractual commitments and working relationships with international companies, like Crystallex, that have demonstrated both compliance and good corporate citizenship in their dealings with government. Consequently the Company has continued to advance the development of the Las Cristinas project.

Engineering design work is now essentially complete and a total of $174 million has been committed under equipment purchase orders and construction and service contracts, including $70 million which has been paid. At site, upgrading of the 19km access road and refurbishing of the camp to accommodate the construction work force has been completed, and social investment, training and education programmes are in place.

Crystallex International Corporation

Management’s Discussion and Analysis
For the Nine Month Period Ended September 30, 2005
(All dollar amounts in US dollars, unless otherwise stated)

This Management Discussion and Analysis (“MD&A”) of the financial condition and results of the operations of Crystallex International Corporation (“Crystallex” or the “Company”) is intended to supplement and complement the unaudited interim consolidated financial statements and the related notes for the nine month period ending September 30, 2005. This MD&A should be read in conjunction with both the annual audited consolidated financial statements of the Company for the year ended December 31, 2004, the related annual MD&A included in the 2004 Annual Report and the most recent Form 40-F/Annual Information Form. All dollar amounts in this MD&A are in US dollars, unless otherwise specified. This MD&A was prepared on November 10, 2005.

Highlights

•	Progress continues in securing the permit for Las Cristinas following meetings with senior government officials.

•	Design and engineering is substantially complete, bids have been received for 95% of capital works, purchase orders and contracts have been executed for approximately 80% of the said works with long lead items manufactured and ready for shipment to the site.

•	Closed a financing consisting of a C$10 million short term note and established a C$60 million equity draw down facility.

•	Increased revenues in the third quarter and first nine months due to higher gold production and higher realized gold prices.

•	Net loss for the third quarter of $10.3 million.

Key Statistics

	Three months ended Sept. 30,		Nine months ended Sept. 30,
	2005	2004	2005	2004

Operating Statistics
Gold Production (ounces)	13,740	11,745	39,782	35,573
Gold Sold (ounces)	15,934	14,054	42,253	37,828
Per Ounce Data:
Total Cash Cost [1]	$344	$349	$396	$334
Average Realized Gold Price	$440	$401	$437	$402
Average Spot Gold Price	$439	$401	$431	$401

Financial Results ($ thousands)
Revenues	$7,020	$5,632	$18,366	$15,209
Net Loss	$(10,338)	$(9,441)	$(26,623)	$(16,539)
Net Loss per Basic Share	$(0.05)	$(0.05)	$(0.14)	$(0.10)
Cash Flow from Operating Activities[2]	$(11,079)	$(593)	$(24,562)	$(20,216)

Financial Position ($ thousands)	At Sept. 30, 2005	At Dec. 31, 2004

Cash and Cash Equivalents	$4,616	$5,767
Short Term Investments	$—	$30,277
Restricted Cash and Cash Equivalents	$39,197	$98,006
Total Debt	$89,805	$85,088
Shareholders’ Equity	$126,373	$143,554
Shares Outstanding – Basic (millions)	194.3	189.8

1 For an explanation, refer to the section on Non-GAAP measures. The calculation is based on ounces of gold sold, not ounces produced.

2 Cash flow after working capital changes and before capital expenditures.

Financial Results Overview

The Company recorded a net loss for the third quarter of 2005 of $10.3 million (($0.05) per share). For the first nine months of 2005 the net loss was $26.6 million, (($0.14) per share). For the comparable periods in 2004, the Company recorded net losses of $9.4 million (($0.05) per share) and $16.5 million, (($0.10) per share).

While operations produced positive results, the Company incurred a $10.3 million loss in the third quarter 2005. The loss is primarily attributable to interest expense of $3.0 million related to the $100 million of 9.375% Notes issued in December 2004, general and administrative expenses of $5.3 million and a $2.8 million loss on gold contracts. When compared with the $9.4 million loss in year earlier period, the third quarter 2005 results reflect increases of $3.0 million in interest expense and $2.8 million in general and administrative expenses, offset by reductions of $1.6 million in amortization and depletion and $2.5 million in losses on gold contracts.

The $26.6 million loss for the first nine months of 2005 is primarily attributable to interest expense of $8.6 million and general and administrative expenses of $12.5 million. The principal factor for the net loss increasing from $16.5 million for nine months of 2004 to $26.6 million for the same period in 2005 is a $8.4 million increase in interest expense. In addition, the current year nine month results reflect an increase of $1.8 million in general and administration costs and a gold contract loss of $1.7 million, as compared to a gold contract gain of $2.5 million during the same period in 2004. These were partially offset by a $3.8 million reduction in amortization and depletion charges.

Gold sales revenue was $7.0 million in the third quarter of 2005 and $18.4 million for the first nine months of the year. Revenue was 25% higher in the third quarter of 2005 and 21% higher in the first three quarters as compared with the corresponding periods in 2004. The increase in revenue was attributable to selling more ounces of gold and realizing a higher average gold price. The Company sold 42,253 ounces during the first three quarters of 2005 at an average realized price of $437 per ounce, while for the year earlier period, 37,828 ounces were sold at an average realized price of $402 per ounce. The higher realized price reflects higher spot gold prices, which averaged $431 per ounce during the nine months of 2005, as compared with $401 per ounce for the same period in 2004.

Operating cash flow (before capital expenditures) was a deficit of $11.1 million for the third quarter and a deficit of $24.6 million for the first nine months of 2005. The cash flow deficits incurred in the third quarter and first nine months of 2005 were attributable to general and administrative costs ($5.3 million in the third quarter and $12.5 million in the first nine months), settling of gold contract positions ($1.0 million in the third quarter and $11.5 million for nine months) as well as interest payments ($5.4 million in the third quarter).

The Company’s cash and cash equivalent position at September 30, 2005 was $43.8 million, including $39.2 million of restricted cash held in escrow accounts for paying approved Las Cristinas expenditures ($29.8 million) and the next two semi-annual interest payments ($9.4 million) on the Company’s $100 million of 9.375% senior unsecured notes. Capital expenditures were $18.8 million and $75.2 million in the third quarter and first nine months of 2005 respectively, compared with $19.2 million and $32.9 million for the comparable periods in 2004. The increase in capital expenditures was attributable to equipment purchases and engineering services related to the development of the Las Cristinas project.

Project Development and Operations Review

Las Cristinas

It has taken more time than expected to conclude the permitting process, and to further exacerbate matters, the delay has occurred during a period when the media essentially misrepresented in published articles that Venezuela intended to drive out foreign investors, terminate valid existing mining contracts and nationalize the mining industry. Notwithstanding these articles, Crystallex’s confidence in the Government of Venezuela and its support of Crystallex’s operating agreement has in fact been reinforced by various events in the past quarter.

•	The Commission established by the National Assembly of Venezuela to investigate the situation in the Las Claritas area of Bolivar State publicly concluded, inter alia, that the small miners and the people of Las Claritas shared the conviction that Crystallex should begin, once and for all, the exploitation of Las Cristinas and continue to carry our the social investment programs to which Crystallex has committed and therefore it is urgent that the respective permits be granted to Crystallex.

•	In direct repudiation of the perception created by the media that Venezuela intends to drive out foreign investors, the Government announced during the quarter that an Australian company had committed to investing in a major new aluminium production facility in Bolivar State, that new offshore gas leases had been awarded to, inter alia, the U.S. company, Chevron, and that Bolivar Gold would receive its outstanding Exploitation Certificate for its Choco mining operation. In addition Chevron also announced that it was proposing a new 400,000 barrel per day heavy oil operation in conjunction with Spain’s Repsol YPF and the Venezuelan national oil company, PDVSA, that would see Venezuelan total heavy oil production increase from the current 600,000 barrels per day to almost 1,000,000 barrels per day.

•	The Government decision to change the regulatory title process for the mining industry from a concession based one to one exclusively based on operating contracts is positive in that all future mining rights will be granted through operating contract agreements comparable to the operating agreement that Crystallex already holds for the Las Cristinas project. Crystallex’s Las Cristinas operating contract is consistent with the government’s public references to the type of operating contract that it intends to implement for the mining industry.

Based on these events and on extensive meetings with senior Venezuelan government representatives as it advanced the permitting process, the Company continues to believe that it will be successful in securing the Permit to Impact Natural Resources (the “Permit”) for Las Cristinas. Consequently the company has continued to advance the development of the Las Cristinas project.

Engineering design remained at 98% completion during the third quarter and will be finalized upon receipt of the permit. Bids have been received for 95% of the total number of purchase orders and contracts and approximately 80% of the total number has been awarded. At quarter end, the sum of payments to date for equipment plus the value of outstanding equipment under purchase orders and the value of awarded construction contracts was $174 million. Payments for most long lead time equipment pieces will be completed by year end. At the end of September, approximately $38 million of new equipment was in storage, primarily in Houston. Equipment will be shipped to Venezuela after receipt of the Permit.

At site, upgrading of the 19km access road and refurbishing of the camp to accommodate the construction work force has been completed. During the third quarter, field work was completed for flora and fauna, soils and air quality studies. These studies are being undertaken by Venezuelan consultants.

Capital expenditures for Las Cristinas were $18.8 million in the third quarter of 2005 and $74.3 million for the first nine months of 2005. Expenditures were for equipment purchases, engineering services, site security, social and community development programs, expansion of the site air strip, exploration, environmental work and general site administration costs. Since the inception of the EPCM contract in April 2004, expenditures related to Las Cristinas total $116.7 million.

Production

	Three months ended Sept 30,		Nine months ended Sept 30
Gold Production (ounces)	2005	2004	2005	2004

La Victoria	71	544	1,491	544
Tomi Open Pits	6,958	8,052	23,519	28,057
Tomi Underground	6,312	1,738	13,401	3,926
Purchased Material	399	1,411	1,371	3,046

Total Gold Production (ounces)	13,740	11,745	39,782	35,573

Total Ore Processed[1] (tonnes)	95,402	110,415	323,941	335,288
Head Grade of Ore Processed (g/t)	4.78	3.55	4.09	3.58
Total Recovery Rate (%)	94%	93%	93%	92%
Total Gold Recovered (ounces)	13,740	11,745	39,782	35,573

Total Cash Cost Per Ounce Sold	$344	$349	$396	$334

Mine Operating Cash Flow ($,000)	$1,535	$728	$1,050	$2,586
Capital Expenditures ($,000)	$—	$4,140	$856	$8,066

Cash Flow After Capital ($000)	$1,535	$(3,412)	$194	$(5,480)

1 Ore from Tomi, La Victoria and purchased material is processed at the Company’s Revemin mill.

The Company produced 13,740 ounces of gold during the third quarter of 2005, as compared with 11,745 ounces for the same period last year. Almost all the Company’s gold production is from the Tomi concession located near El Callao in south-eastern Venezuela. Production for the nine months ended September 2005 was 39,782 ounces, a 12% increase from the year earlier period. The increase in production for the third quarter and nine month periods was attributable to mining and processing a higher proportion of ore from the Tomi underground mine, which has a higher grade than the open pit ore, (the grade of underground ore processed during the first nine months was approximately 10 g/t, compared with approximately 3 g/t from the open pit). Gold production for the year is expected to increase to approximately 55,000 ounces.

Total cash costs per ounce sold were $344 per ounce for the third quarter of 2005 and $396 per ounce for the first nine months of the year, as compared with $349 per ounce and $334 per ounce for the comparable periods in 2004. In the second and third quarters of 2005, all costs at the El Callao operations were expensed rather than capitalized due to a limited proven and probable reserve life. The higher cash costs year to date in 2005 are a result of expensing all costs and incurring higher costs for open pit mining as well as site general and administrative expenditures. Mining costs at the Tomi open pits averaged $2.59 per tonne material mined for the first nine months of 2005, an increase of 26% from the average of $2.05 per tonne for the same period in 2004. Mining costs were impacted by higher drilling and explosive costs due to mining harder rock this year. Site administration costs were 46% higher in the first nine months of 2005 compared to the year earlier period. The increase in site administration costs was primarily attributable to higher security costs.

The El Callao operations reported net cash flow after capital expenditures of $1.5 million in the third quarter of 2005 and $194,000 in the first nine months 2005. For the comparable periods in 2004, the operations reported cash flow deficits after capital expenditures of $3.4 million and $5.5 million respectively. The improvement in the cash flow deficit for the nine months of 2005 is attributable to lower expenditures on developing the Tomi underground mine and higher gold sales and realized gold prices which offset higher operating site administrative costs and higher open pit mining costs.

Tomi (100% Crystallex)

	Three months ended Sept. 30,		Nine months ended Sept. 30,
	2005	2004	2005	2004

Tomi Open Pits
Tonnes Ore Mined	74,522	67,624	256,955	265,226
Tonnes Waste Mined	406,570	540,694	1,671,868	2,076,309
Tonnes Ore Processed	74,019	84,637	246,801	278,548
Average Grade of Ore Processed (g/t)	3.16	3.21	3.2	3.41
Recovery Rate (%)	93%	92%	93%	92%

Production (ounces)	6,958	8,052	23,519	28,057
Tomi Underground
Tonnes Ore Mined	18,112	8,940	45,663	19,544
Tonnes Ore Processed	18,117	9,249	42,889	19,925
Average Grade of Ore Processed (g/t)	11.4	6.21	10.25	6.52
Recovery Rate (%)	95%	94%	95%	94%

Production (ounces)	6,312	1,738	13,401	3,926

The Tomi concession accounted for 93% of total gold production during the first three quarters of 2005, with most of the balance recovered from purchased ore processed at the Revemin mill. At Tomi, ore production during the third quarter came from four small open pit mines and the underground mine. For the third quarter of 2005, production from the underground mine achieved its design rate of 6,000 tonnes of ore per month and produced an average of 2,100 ounces of gold per month.

A drill program earlier this year has identified sufficient mineralized material on the Tomi concession to continue open pit operations throughout 2006. The Company plans to extend the existing Mackenzie open pit to the North in 2006.

Income Statement

Mining Revenue

Revenue was $7.0 million and $18.4 million for the third quarter and first nine months of 2005 respectively, compared with $5.6 million and $15.2 million for the corresponding periods in 2004. The increase in revenue in 2005 for both the third quarter and first nine months was a result of selling more ounces of gold and realizing higher prices on gold sales. Gold sales increased as a result of higher gold production and realized prices were higher because of higher average spot prices.

For the third quarter of 2005 gold sales were 15,934 ounces and the Company’s realized price was $440 per ounce. Third quarter sales in 2004 were 14,054 ounces at an average realized price of $401 per ounce. In the first three quarters of 2005 the Company sold 11% more ounces of gold and realized a 9% higher average price than in the same period in 2004. Crystallex sold 42,253 ounces of gold in the first nine months of 2005 and realized an average gold sales price of $437 per ounce, compared with gold sales of 37,828 ounces at an average realized price of $402 per ounce for the year earlier period.

The Company sells all its gold to the Venezuelan Central Bank and receives the US dollar equivalent spot gold price paid in Bolivars. As noted, the Company received an average price of $437 per ounce on gold sales in the first nine months of 2005, as compared with an average spot gold price of $431 per ounce. The Company’s realized gold price does not reflect the impact of settling gold contract positions. Gold contracts are settled with cash directly with hedge counterparties and are reflected in Commodity Contract Loss.

Operating Expenses

Mine operating expenses were $5.5 million and $17.3 million for the third quarter and first nine months of 2005 respectively, as compared with $4.9 million and $12.6 million for the comparable periods in 2004. Operating costs for first nine months of 2005 were higher than the prior year period due to higher production, higher costs for mining and site general and administrative expenses (as detailed in the Project Development and Operations Review section), and expensing all costs in the second and third quarters and most costs in the first quarter of 2005. Costs have been expensed, rather than capitalized given the limited proven and probable reserve life at the El Callao operations.

Corporate General and Administrative Expenses

General and Administrative expenses were $5.3 million for the third quarter of 2005, as compared with $2.5 million for the same period in 2004. An increase in consulting and legal fees in the third quarter accounts for the majority of the increase in general and administrative expenditures.

For the first nine months of 2005, general and administrative costs were $12.5 million, up from $10.7 million for the comparable period in 2004. The factors contributing to the increase in the third quarter, namely higher costs for consulting and legal fees, also account for the 2005 nine month increase.

Forward Sales and Written Call Options

During the third quarter of 2005, the Company financially settled 6,487 ounces of gold sales commitments at a cost of $1.0 million. Crystallex has 32,435 ounces of gold contracts maturing during the fourth quarter of 2005. Should the Company settle these positions during the fourth quarter, the cost would be approximately $5.8 million based on the spot price of $473 per ounce at the end of the third quarter.

As tabled below, at September 30, 2005, the Company’s gold contract position totalled 74,431 ounces of fixed forward contracts and call options at an average price of US$308 per ounce.

	2005	2006	Total

Fixed Forward Gold Sales (ounces)	23,702	39,996	63,698
Average Price (US$/ounce)	$307	$310	$309
Written Gold Call Options (ounces)	8,733	2,000	10,733
Average Exercise Price (US$/ounce)	$295	$348	$300
Total (ounces)	32,435	41,996	74,431
Average Price (US$/ounce)	$304	$312	$308

Accounting for Derivative Instruments

The Company’s existing forward sales and call options are designated as derivatives so they do not qualify for the normal sales exemption, (or hedge accounting) for accounting treatment. The Company’s gold trading contracts are recorded on the Balance Sheet at their mark-to-market value. Crystallex has no off-balance sheet gold contracts. Changes in the mark-to-market value of derivatives recorded on the Balance Sheet are recorded in earnings as an unrealized commodity contract gain (loss) in the Statement of Operations. The gains and losses occur because of changes in commodity prices and interest rates.

The variation in the mark-to-market value of options and forwards from period to period can cause significant volatility in earnings. The commodity contract loss in the first three quarters of 2005 was $1.7 million. This included an unrealized gain of $9.8 million offset by a realized loss of $11.5 million. The unrealized gain represents the reduction in the mark-to-market value of the Company’s gold contract obligations since December 31, 2004, while the realized loss reflects the cash cost of financially settling 89,927 ounces of gold contracts during the first three quarters of 2005.

Mark-to-Market

At September 30, 2005, the unrealized mark-to-market value of the Company’s gold forward sales and call options, calculated at the quarter end spot price of US$473 per ounce was negative $12.7 million. This mark-to-market value is recorded on the Balance Sheet as a liability (Commodity Contract Obligations) and represents the replacement value of these contracts based upon the spot gold price at September 30, 2005 and does not represent an obligation for payment. The Company’s obligations under the forward sales contracts are to deliver an agreed upon quantity of gold at a predetermined price by the maturity date of the contract, while delivery obligations under the call options sold are contingent upon the price of gold and will take effect if the gold price is above the strike price of the relevant contract at its maturity date and the option is exercised by the option holder.

In circumstances where the Company is unable to meet the obligations under the fixed forward sales or call options, the Company may negotiate with the counterparty to defer the expiry date of the forward sale or call option, or purchase gold in the market, or settle the positions financially. If the Company were to purchase gold in the market or settle financially the contracts, it would result in a reduction of the Company’s cash. The table below illustrates the cash requirement if the Company had to financially settle all contract positions in excess of planned production. Future production from Las Cristinas is excluded. The analysis assumes the Company is unable to roll existing contracts to future periods and all positions in excess of planned production are required to be settled financially at September 30, 2005 using the spot gold price on that day of US$473 per ounce.

US$ millions	2005		2006	Total

Total ounces Committed	32,435		41,996	74,431
Planned Production[2]	15,000	[1]	50,000	65,000
Excess Committed Ounces	17,435		—	17,435
Average Committed Price (US$/oz)	$304		$312	$308
Average Assumed Spot Price (US$/oz)	$473		$473	$473
Cash Required to Settle Excess Positions	$2.9		$—	$2.9

[1] Represents forecast production for the period Oct-December 2005.
[2] Production forecast excludes Las Cristinas.

The Company cautions readers not to place undue reliance on the projected production figures illustrated above. As noted under “Forward Looking Statements” in the Company’s Annual Report, predictions and forecasts involve inherent risks and uncertainties. A number of factors could cause actual results to differ from plans.

Liquidity and Capital Resources

Cash and Equivalents

On September 30, 2005, the Company had cash and cash equivalents of $43.8 million (including restricted cash of $39.2 million), a decrease of $90.2 million since the beginning of the year. The restricted cash represents the balance of proceeds of a senior unsecured note financing held in escrow. Approximately $29.8 million of the restricted cash will be released to pay for approved capital expenditures detailed in the project budget for the development of Las Cristinas and $9.4 million is allocated for the next two semi annual interest payments (due January and July 2006) on the senior unsecured notes.

Under the terms of the 9.375% senior unsecured notes, the net proceeds of $95.5 million were allocated to two pools: $81.4 million in the Project Pool to pay for approved Las Cristinas capital costs and $14.1 million in the Interest Pool to provide for the first three semi-annual interest payments. A covenant in the Note indenture requires that the Company spend at least two thirds, or $54.2 million, of the $81.4 million Project Pool by December 31, 2005. At September 30, 2005, the Company had spent $54.3 million, and is therefore in compliance with the expenditure covenant.

The $29.8 million balance in the Project Pool is forecast to provide sufficient funding for Las Cristinas planned capital expenditures through December 2005. The cash will be used primarily to make final payments on long lead time equipment ordered for Las Cristinas.

The change in the cash balance during the first nine months of 2005 is reconciled as follows ($ millions):

Cash and Restricted Cash on December 31, 2004		$134.0

Common Share and Warrant Proceeds (net of fees)	$6.3
Debt Borrowings	$7.7

Total Sources of Cash	$14.0	$14.0

Operating Cash Flow Deficit	$(24.6)
Capital Expenditures – Las Cristinas	$(74.3)
Capital Expenditures – Other Operations	$(0.9)
Debt Repayment	$(4.4)

Total Uses of Cash	$(104.2)	$(104.2)

Net Reduction to Cash and Restricted Cash		$(90.2)

Cash and Restricted Cash on September 30, 2005		$43.8

At September 30, 2005, the Company’s debt included $100 million of 9.375% senior unsecured notes due December 2011, $8.6 million of Series 2 notes due March 2006 and $2.1 million outstanding under a term loan facility due January 2006.

Cash Flow from Operations

Cash flow from operations (before capital expenditures) is principally affected by general and administrative expenditures, cash expenditures on reducing the Company’s gold sales commitments, interest expense, the level of gold sales, realized gold prices, cash operating costs, and movements in non-cash working capital.

Cash flow from operating activities was a deficit of $11.1 million for the third quarter of 2005. The cash flow deficit in the third quarter was primarily attributable to expenditures on interest payments ($5.4 million), general and administrative costs ($5.3 million) and financially settling gold contract positions ($1.0 million). These were partially offset by mine cash flow of $1.5 million. For the comparable quarter in 2004, the operating cash flow deficit was $0.6 million. The increase in the deficit in the current year third quarter is due primarily to higher interest payments (the $100 million of 9.375% Notes were issued in December 2004) and higher general and administrative costs.

For the first nine months of 2005, the cash flow deficit was $24.6 million as compared with a deficit of $20.2 million for the comparable period in 2004. General and administrative costs of $12.5 million, gold contract settlement costs of $11.5 million and interest payments of $5.4 million contributed to the cash flow deficit in the third quarter of 2005. These were offset, in part, by a $5.2 million positive change in working capital accounts, which largely reflects a $7.4 million increase in accounts payable and accrued liabilities.

Investing Activities

Capital expenditures were $18.8 million and $75.2 million for the third quarter and first nine months of 2005, compared with $19.2 million and $32.9 million for the comparable periods in 2004. As illustrated in the table below, the increase in the first nine months of 2005 is attributable to higher spending on the Las Cristinas project.

	Three Months Ended Sept. 30,		Nine Months Ended Sept. 30,
US$ millions	2005	2004	2005	2004

Las Cristinas	$18.8	$15.0	$74.3	$24.3
Revemin/Tomi/Albino	—	$4.1	$0.9	$8.1
Corporate	—	$0.1	—	$0.5

Total	$18.8	$19.2	$75.2	$32.9

At September 30, 2005, Crystallex projected a financing requirement of approximately $225-$250 million to advance Las Cristinas to a state of commercial production and cover all corporate requirements. The funding estimate includes amounts for completing the development of Las Cristinas (based on a $293 million project budget), and for other Las Cristinas costs, including site security, site administration, socio-economic and environmental programs, general corporate requirements, including debt service and gold hedge settlements, and for financing fees and interest during the construction period. Crystallex intends to fund the overall requirement with a combination of limited recourse project debt financing, other forms of public market debt financing, and equity financing.

Financing Activities

In September 2005, the Company issued C$10 million of 5% senior unsecured notes (“Series 2 Notes”) due March 13, 2006 to Azimuth Opportunity, Ltd., (“Azimuth”). The notes were part of a Unit transaction that also included issuing to Azimuth 200,000 common shares of the Company and warrants to acquire 450,000 common shares of the Company at an exercise price of C$3.19 per share on or before September 13, 2006.

The Company also established a C$60 million equity draw down facility with Azimuth. Under the terms of the equity facility, the Company has the right, but not the obligation, to require Azimuth to purchase up to C$60 million of the Company’s common shares in a series of draws over a 24 month period, from September 14, 2005 to September 14, 2007. The minimum share price at which the Company is willing to sell shares to Azimuth is C$1.00. The Series 2 Notes provide that until the C$10 million principal value of the Series 2 Notes has been repaid, 50% of the proceeds of each draw under the equity draw down facility shall be applied to repay the Series 2 Notes.

Subsequent to the end of the third quarter, the Company issued shares to Azimuth upon the exercise of two draws under the equity draw down facility. On October 5, 2005, the Company issued 4,092,680 shares for gross proceeds of C$6.0 million and on October 31, 2005, the Company issued 2,924,259 shares for gross proceeds of C$4.6 million. In accordance with the Series 2 Note provisions, 50% or C$5.3 million, of the gross proceeds of these two draws were applied to repay the C$10 million of Series 2 Notes.

Outstanding Share Data

At September 30, 2005, 194.3 million common shares of Crystallex were issued and outstanding. In addition, at September 30, 2005 options to purchase 10.8 million common shares of Crystallex were outstanding under the Company’s stock option plan and warrants to purchase 9.4 million common shares of Crystallex were issued and outstanding.

 Quarterly Data

(US$,000)	Q3 2005	Q2 2005	Q1 2005	Q4 2004	Q3 2004	Q2 2004	Q1 2004	Q4 2003
Revenue	7,020	6,301	5,046	5,037	5,632	5,634	3,943	4,655
Net (Loss)	(10,338)	(8,295)	(7,989)	(44,115)	(9,441)	(447)	(6,651)	(38,071)

The quarterly trends are consistent with the explanations of the annual trends set out in the Company’s 2004 40-F/Annual Information Form.

Critical Accounting Policies and Estimates

Critical accounting estimates are those estimates that have a high degree of uncertainty and for which changes in those estimates could materially impact the Company’s results. Critical accounting estimates for the Company include property evaluations, capitalization of exploration and development costs and commodity derivative contracts.

The Company’s principal asset is the Las Cristinas project, currently under development in Venezuela. Continued development and the ultimate commencement of commercial production are dependent upon receipt of the final environmental permit and the availability of financing to fund construction. These financial statements have been prepared on a going concern basis which assumes that the Company will be successful in obtaining the final permit and will be able to obtain the necessary financing to complete the Las Cristinas project through project debt, other forms of public market debt, or equity financing; thereby fulfilling its commitment under its Mine Operating Agreement. While there have been unanticipated delays, the Company continues to believe that it will be successful in obtaining the final environmental permit and any other government approvals that are necessary to complete the mine development and commence commercial production.

In the event that the final permit is not received or financing efforts are not successful, the carrying value of the Las Cristinas assets could be subject to material adjustment, and in addition, other adjustments may be necessary to the Company’s consolidated financial statements should such adverse events impair the Company’s ability, in future, to continue as a going concern as contemplated under generally accepted accounting principles.

Accounting Changes

There have been no accounting changes in the current fiscal year.

Risk Factors

The profitability of the Company depends upon several factors identified in its public filings including levels of production, commodity prices, costs of operation, financing costs, the successful integration of acquired assets and the risks associated with mining activities. Profitability will further vary with discretionary expenditures such as investments in technology, exploration and mine development. The Company operates in an international marketplace and incurs exposure to risks inherent in a multijurisdictional business environment including political risks, varying tax regimes, country specific employment legislation and currency exchange fluctuation. The Company seeks to minimize its exposure to these factors by implementing insurance and risk management programs, monitoring debt levels and interest costs, and maintaining employment and social policies consistent with sustaining a trained and stable workforce.

NON GAAP MEASURES

Total cash costs per ounce are calculated in accordance with the Gold Institute Production Cost Standard, (the “Standard”). The total cash cost per ounce data are presented to provide additional information and are not prepared in accordance with Canadian or U.S. GAAP. The data should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The measures are not necessarily indicative of operating profit or costs of operations as determined under Canadian or U.S. GAAP. The total cash cost per ounce calculation is derived from amounts included in the Operating Expense line on the Statement of Operations. As this line item is unchanged under U.S. GAAP, the total cash cost per ounce figure is similarly unchanged using U.S. GAAP results of operations.

Data used in the calculation of total cash costs per ounce may not conform to other similarly titled measures provided by other precious metals companies. Management uses the cash cost per ounce data to access profitability and cash flow from Crystallex’s operations and to compare it with other precious metals producers. Total cash costs per ounce are derived from amounts included in the Statement of Operations and include mine site operating costs such as mining, processing, administration, royalties and production taxes but exclude amortization, reclamation, capital expenditures and exploration costs.

Total cash costs per ounce may be reconciled to our Statement of Income as follows:

	Three months ended Sept. 30,		Nine months ended Sept. 30,
$,000	2005	2004	2005	2004

Operating Costs per Financial Statements	5,484,892	4,903,551	17,316,407	12,623,241
Adjust for Albino Development[1]	—	—	591,852	—
Reclamation and Closure Costs	—	—	—	—
Operating Costs for Per Ounce Calculation	5,484,892		17,011,792

Gold Ounces Sold	15,934	14,054	42,253	37,828
Total Cash Cost Per Ounce US$	$344	$349	$396	$334

1Operating costs used for calculating the nine months 2005 cost per ounce figure were reduced by development expenditures of $591,852 for the Albino mine which were expensed rather than capitalized as the book value of the Albino mine was written off following the termination of the Company’s Albino rights in February 2005, (see Non GAAP Measures).

Additional information relating to Crystallex, including the 2004 Annual Report, is available on SEDAR at www.sedar.com

About Crystallex

Crystallex International Corporation is a Canadian based gold producer with significant operations and exploration properties in Venezuela. The Company’s principal asset is the Las Cristinas property in Bolivar State that is currently under development and which is expected to commence commercial gold production in 2007 at an initial annualized rate of some 300,000 ounces. Other assets include the Tomi Mine and the Revemin Mill. Crystallex shares trade on the TSX (symbol: KRY) and AMEX (symbol: KRY) Exchanges.

For Further Information:

Investor Relations Contact: A. Richard Marshall, VP at (800) 738-1577
Visit us on the Internet: http://www.crystallex.com or Email us at: info@crystallex.com

 NOTE: This Release may contain forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, which involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Crystallex, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements are subject to a variety of risks and uncertainties, which could cause actual events, or results to differ from those reflected in the forward-looking statements. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements.  Specific reference is made to "Narrative Description of the Business – Risk Factors" in the Company's Annual Information Form (“AIF”).  Forward-looking statements in this release including, without limitation to, statements regarding the expectations and beliefs of management include the following:  gold price volatility; impact  of any hedging activities, including margin limits and margin calls; discrepancies between actual and estimated production, between actual and estimated reserves, and between actual and estimated metallurgical recoveries; mining operational risk; regulatory restrictions, including environmental regulatory restrictions and liability; risks of sovereign investment; speculative nature of gold exploration; dilution; competition; loss of key employees; additional funding requirements; and defective title to mineral claims or property, as well as those factors discussed in the section entitled "Risk Factors" in Crystallex’s AIF, annual report, and elsewhere in documents filed from time to time with the Canadian provincial securities regulators, the United States Securities and Exchange Commission (“SEC”), and other regulatory authorities.

ADDITIONALLY: The terms "Mineral Reserve", "Proven Mineral Reserve" and "Probable Mineral Reserve" used in this release are Canadian mining terms as defined in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council on August 20, 2000 as may be amended from time to time by the CIM.  These definitions differ from the definitions in the United States Securities & Exchange Commission ("SEC") Guide 7.  In the United States, a mineral reserve is defined as a part of a mineral deposit which could be economically and legally extracted or produced at the time the mineral reserve determination is made.

The terms "Mineral Resource", "Measured Mineral Resource", "Indicated Mineral Resource", "Inferred Mineral Resource" used in this release are Canadian mining terms as defined in accordance with National Instruction 43-101 – Standards of Disclosure for Mineral Projects under the guidelines set out in the CIM Standards. Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.

For a detailed discussion of resource and reserve estimates and related matters see the Company's technical reports, including the Annual Information Form and other reports filed by the Crystallex on www.sedar.com.

A qualified person has verified the data contained in this release.

Note to U.S. Investors:  While the terms "mineral resource”, "measured mineral resource", "indicated mineral resource", and "inferred mineral resource" are recognized and required by Canadian regulations, they are not defined terms under standards in the United States and normally are not permitted to be used in reports and registration statements filed with the SEC.  As such, information contained in this report concerning descriptions of mineralization and resources under Canadian standards may not be comparable to similar information made public by U.S. companies in SEC filings.  With respect to "indicated mineral resource" and "inferred mineral resource" there is a great amount of uncertainty as to their existence and a great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an "indicated mineral resource" or "inferred mineral resource" will ever be upgraded to a higher category.  Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

The Toronto Stock Exchange has not reviewed this release and does not accept responsibility for the adequacy or accuracy of this news release.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Crystallex International Corporation (Registrant)

Date November 10, 2005	By: /s/ Daniel R. Ross (Signature)*

Daniel R. Ross, Executive Vice President and Corporate Counsel

* Print the name and title of the signing officer under his signature.